Tequila Cabal, Inc.

ANNUAL REPORT

5840 S Los Angeles St
Los Angeles, CA 90003
(310) 848-4359
https://www.tequilacabal.com/

This Annual Report is dated April 17, 2026.

BUSINESS

Cabal is an agave spirits company, operating two distinct brands (Tequila Cabal and Puro Potro), dedicated to preserving the cultural heritage of the spirit while producing high-quality products. Our business model is built around a state-of-the-art distillery, La Roca, which allows us to produce over 300,000 cases of tequila annually without compromising quality. We focus on vertical integration, utilizing organic, biodynamic agave from our 2,500-acre estate to ensure consistency and authenticity. Our target customers range from casual drinkers to premium spirit enthusiasts, and we distribute through a network that includes retail chains, restaurants, and e-commerce platforms. We're targeting the growing global Tequila market projected to reach $24.2 billion by 2031, using our unique single estate agave sourcing, and a proven distribution network across multiple states. Tequila Cabal, Inc, ("the Company") owns 100% of Tequila Cabal, LLC, was formed in Delaware on October 08, 2025, as the successor entity to Tequila Cabal, LLC.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $1,296,123.56
Use of proceeds: General corporate needs
Date: January 01, 2020
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $709,792 compared to $842,582 in fiscal year 2025.

Tequila sales revenue increased approximately 19% year over year, and was driven by the entry into new markets (North East, including New York, New Jersey, and Pennsylvania)) and expansion in existing markets (e.g., California, Colorado and Tennessee), and the introduction of new product lines, namely our Tequila Cabal Blanco and Reposado from La Roca and our Puro Potro Blanco.

Cost of Sales

Cost of Sales for fiscal year 2024 was $492,712 compared to $580,746 in fiscal year 2025.

Cost of sales was higher in 2025 compared to 2024 due to larger and more frequent shipments, which resulted in higher importation and duty costs ($105,398 in 2025 versus $104,796 in 2024), as well as greater volume of sales, which resulted in higher product costs and more frequent sales commissions.

Gross Margins

Gross margins for fiscal year 2024 were $217,080 compared to $261,836 in fiscal year 2025.

Gross profit increased year over year due to relatively flat importation costs relative to our top line revenue growth, as well as a shift in product mix and market expansion. In 2025, we launched a distribution agreement with Skurnik Wines and Spirits, leading to a greater variety in our product mix which resulted in a higher gross product relative to sales. In 2024 introduced Puro Potro which is a high volume and low margin product, which led to a lower overall gross margin for that year.

Expenses

Expenses for fiscal year 2024 were $559,277 compared to $589,908 in fiscal year 2025.

Total expenses increased year over year, primarily due to increased interest expense associated with the convertible notes and its conversion to equity, and SBA loan, greater spend on business travel to visit key markets, an increase to guaranteed partner distributions to account for a higher inflationary environment.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are anticipating to grow with our market and product expansion. Past cash was primarily generated through sales, the sale of convertible notes, and the incurrence of a SBA loan. Our goal is to continue to grow our product sales through an increase in markets and product availability. We anticipate to spend on increased headcount which could reduce profitability during the ramp up period. Further, we expect to invest in additional product and related consumables, which would be a use of cash until the product sells.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $44,00.

Debt

Creditor: Newtek Bank, N.A
Outstanding balance: $350,000.00
Interest rate: 3%
Material terms: Prime + 3% ~10.75% Usual and customary, including rights during an event of default

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Creditor: WebBank (via Quickbooks)
Outstanding balance: $17,194.00
Interest rate: 28.99%
Material terms: Usual and customary, including rights during an event of default

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Creditor: Various related parties
Outstanding balance: $125,000.00
Interest rate: 0%
Material terms: Due and payable when appropriate or converted into equity

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Benjamin Samuel Gordon

Benjamin Samuel Gordon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CFO, Co-Founder and Director
• Dates of Service: August 2020 — Present
• Responsibilities: I serve as a managing member of the company and our CFO. I am responsible for managing the financial side of the business, in addition to managing relationships with key distributors and vendors.

Other business experience in the past three years:

• Employer: Bespoke Investments, LLC (self-employed)
Title: Managing Member
Dates of Service: August 2020 — Present
Responsibilities: Manage investment in Tequila Cabal and provide advisory services.
• Employer: MUFG Bank
Title: Director, Investment Banking
Dates of Service: June 2021 — Present
Responsibilities: Originate, structure, and advise on project finance capital market transactions.

Name: Dustin Schweitzer

Dustin Schweitzer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Managing Partner, Head of Sales, Co-Founder and Director
• Dates of Service: August 2020 — Present
• Responsibilities: Supportive role

Other business experience in the past three years:

• Employer: Nerano
Title: Maitre D' and Assistant Wine Director
Dates of Service: January 2025 — Present
Responsibilities: Assuring guest experience is a 10 and helping with the wine program.

Name: Everardo Gonzalez Jr.

 Everardo Gonzalez Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO, Founder and Director
• Dates of Service: March 2012 — Present
• Responsibilities: I manage logistics and international operations in Mexico and USA, head of branding and strategy

Other business experience in the past three years:

• Employer: Evco Par Inc
Title: Managing Director
Dates of Service: February 2012 — Present
Responsibilities: Oversaw client acquisition, and ran design and manufacturing production.
• Employer: De Santos Leather
Title: Founder
Dates of Service: January 2017 — Present
Responsibilities: Oversaw client acquisition, and ran design and manufacturing production.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Everardo Gonzalez Jr
Amount and nature of Beneficial ownership: 4,234,007
Percent of class: 36.82%

Title of class: Common Stock
Stockholder Name: Everardo Gonzalez Sr
Amount and nature of Beneficial ownership: 2,882,672
Percent of class: 24.54%

Title of class: Common Stock
Stockholder Name: Bespoke Investments LLC
Amount and nature of Beneficial ownership: 2,352,226
Percent of class: 20.45%

RELATED PARTY TRANSACTIONS

Name of Person: Benjamin Gordon
Relationship to Company: Officer
Nature / amount of interest in the transaction: Short term bridge loan - $100,000
Material Terms: Due and payable when appropriate or converted into equity

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Name of Person: Dustin Alpert
Relationship to Company: Officer
Nature / amount of interest in the transaction: Short term bridge loan - $15,000
Material Terms: Due and payable when appropriate

Name of Person: Everado Gonzalez, Jr
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Short term bridge loan - $10,000
Material Terms: Due and payable when appropriate

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock
• Authorized: 13,300,000
• Outstanding: 10,810,000
• Voting Rights: Each share of common stock carries one vote per share on all matters. No cumulative voting is specified. Actions may be approved by majority vote of shares present or by written consent of holders representing the required majority of voting power. Please see Voting Rights of Securities Sold in this Offering below for additional information.
• Material Rights: Distribution rights & preferences:

All shares are identical and share equally in any dividends or distributions declared by the Board of Directors, subject to Delaware law.

Liquidation rights & preferences:

Upon liquidation or dissolution, assets remaining after payment of debts are distributed pro rata among all holders of common stock.

Dividend rights:

Dividends may be declared by the Board from available funds and paid in cash, property, or additional shares of stock. The Board may also set aside reserves before paying dividends.

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do to the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see section 6(f) in the Subscription Agreement attached in Exhibit F.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,234,999.64 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. Delays or cost overruns in the development of our future products and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Tequila Cabal, Inc was formed in October 2025 and wholly owns Tequila Cabal LLC, which was formed on August 15, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Tequila Cabal LLC. has incurred a net loss since inception. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, and concentrated customers amongst our distributors. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in an industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s)

because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. In addition, each state in the United States has stringent government regulations controlling the marketing, sale, and distribution of alcoholic beverages. We may be required to obtain permits, licenses, or obtain approval from-and to pay fees, taxes, or duties to-a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market and sell our products and operate efficiently. Further, changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service

providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Minority Holder; Securities with Voting Rights and Voting Proxy
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales.

The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

The Company has secured indebtedness that is senior to the securities sold in this offering.

The Company has incurred secured indebtedness that is senior to the securities offered hereby, and substantially all of its assets are subject to a blanket lien in favor of the lender, Newtek Bank. The Company has an outstanding SBA-backed loan with Newtek Bank, National Association, with an original principal amount of $350,000 and an outstanding balance of approximately $298,357 as of December 12, 2025, which is secured by a UCC-1 financing statement granting Newtek Bank a first-priority security interest in substantially all of the Company's existing and after-acquired assets. As a result of this lien, investors in this offering will be subordinated to the Company's secured creditors, and in the event of a liquidation, bankruptcy, or enforcement action, the secured lenders would be entitled to be paid in full from the Company's assets before any proceeds are available to investors, who may receive little or no return.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Tequila Cabal, Inc.

By /s/ *Everado Gonzalez Jr*

Title: CEO and Director

By /s/ *Everado Gonzalez Jr*

Name: Everado Gonzalez Jr
Title: CEO and Director

By /s/ *Benjamin Samuel Gordon*

Name: Benjamin Samuel Gordon
Title: CFO and Director

Exhibit A
FINANCIAL STATEMENTS



Tequila Cabal, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

RNB CAPITAL
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Tequila Cabal, Inc. Management

We have reviewed the accompanying financial statements of Tequila Cabal, Inc. (the "Company") which comprise the balance sheets as of December 31, 2025 and 2024 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

April 1, 2026

TEQUILA CABAL, INC.
BALANCE SHEET

		Tequila Cabal, Inc. and Tequila Cabal LLC (consolidated) at	Tequila Cabal LLC at	
		12/31/2025	10/07/2025	12/31/2024
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	22,602	39,096	13,339
Accounts Receivable		103,392	155,275	57,426
Inventories		221,700	327,564	378,512
Inventory Deposits		471,752	414,328	477,041
Total Current Assets		819,446	936,263	926,318
Non-Current Assets:				
Security Deposits	$	20,440	20,440	20,440
ROU Asset		70,255	72,765	79,950
Total Non-Current Assets		90,695	93,205	100,390
TOTAL ASSETS	$	910,141	1,029,468	1,026,708
LIABILITIES AND EQUITY				
Current Liabilities:				
Accounts Payable	$	98,920	95,462	130,607
Accrued Interest		-	170,144	170,144
Line of Credit		17,194	24,329	-
Loans Payable - Current Portion		27,091	20,044	57,531
Loan from Related Parties		210,000	219,000	40,000
Operating Lease Liability - ST		10,647	10,401	9,695
Other Current Liabilities		18,342	16,942	9,942
Total Current Liabilities	$	382,194	556,322	417,919
Non-Current Liabilities:				
Convertible Notes	$	-	1,045,000	1,045,000
Loans Payable		269,997	280,500	263,244
Operating Lease Liability - LT		59,608	62,364	70,255
Total Non-Current Liabilities	$	329,605	1,387,864	1,378,499
TOTAL LIABILITIES		711,799	1,944,186	1,796,418
EQUITY				
Common Stock		1,081	-	-
Additional Paid-in Capital		1,295,043	-	-
Accumulated Deficit	$	(1,097,782)	(914,718)	(769,710)
TOTAL EQUITY	$	198,342	(914,718)	(769,710)
TOTAL LIABILITIES AND EQUITY	$	910,141	1,029,468	1,026,708

See Accompanying Notes to these Unaudited Financial Statements

TEQUILA CABAL, INC.
STATEMENTS OF OPERATIONS

		Tequila Cabal, Inc. and Tequila Cabal LLC (consolidated) for the	Tequila Cabal LLC for the	
		Period from 10/8/2025 to 12/31/2025	Period from 1/1/2025 to 10/7/2025	Year ended 12/31/2024
Revenues				
Sales	$	136,359	706,223	709,792
Cost of Goods Sold		(100,327)	(480,419)	(492,712)
Gross Profit	$	36,032	225,804	217,080
Operating Expenses				
General and Administrative Expense	$	78,334	249,692	348,364
Advertising and Marketing Expense		55,579	43,088	60,679
Operating Lease Expense		4,200	12,600	16,800
Professional Fees		5,294	16,569	7,386
Total Operating Expenses		**143,407**	**321,949**	**433,229**
Total Loss from Operations	$	**(107,375)**	**(96,145)**	**(216,149)**
Other Income (Expense)				
Interest Expense	$	(75,689)	(48,863)	(126,048)
Total Other Expense		**(75,689)**	**(48,863)**	**(126,048)**
Net Loss	$	**(183,064)**	**(145,008)**	**(342,197)**

See Accompanying Notes to these Unaudited Financial Statements

TEQUILA CABAL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | Tequila Cabal LLC | | Tequila Cabal, Inc. and Tequila Cabal LLC (Consolidated) | | | | |
	Member's Capital	Accumulated Deficit	Common Stock Shares	Common Stock $ Amount	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Beginning balance at 1/1/24	-	(427,513)	-	-	-	-	(427,513)
Net loss	-	(342,197)	-	-	-	-	(342,197)
Ending balance at 12/31/24	-	(769,710)	-	-	-	-	(769,710)
Net loss (1/1/24–10/7/25)	-	(145,008)	-	-	-	-	(145,008)
Ending balance at 10/07/2025	-	(914,718)	-	-	-	-	(914,718)
Issuance of Stocks	-	-	10,810,000	1,081	1,295,043	-	1,296,124
Net loss (10/08/25–12/31/25)	-	-	-	-	-	(183,064)	(183,064)
Ending balance at 12/31/2025	-	(914,718)	10,810,000	1,081	1,295,043	(183,064)	198,342

See Accompanying Notes to these Unaudited Financial Statements

TEQUILA CABAL, INC.
STATEMENTS OF CASH FLOWS

		Tequila Cabal, Inc. and Tequila Cabal LLC (consolidated) for the	Tequila Cabal LLC for the	
		Year ended 12/31/2025	Period from 1/1/2025 to 10/7/2025	Year ended 12/31/2024
OPERATING ACTIVITIES				
Net Loss	$	(183,064)	(145,008)	(342,197)
Adjustments to reconcile Net Loss to Net Cash used in operations:				
Accounts Receivable		51,883	(97,849)	88,808
Inventories		105,864	50,948	(1,329)
Inventory Deposits		(57,424)	62,713	(120,954)
Security Deposits		-	-	(8,368)
Accounts Payable		3,458	(35,145)	32,777
Other Current Liabilities		1,400	7,000	4,200
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		105,181	(12,333)	52,425
Net Cash used in Operating Activities	$	(77,883)	(157,341)	(289,772)
INVESTING ACTIVITIES				
Net Cash provided by (used in) Investing Activities	$	-	-	-
FINANCING ACTIVITIES				
Loan from Related Parties	$	(9,000)	179,000	40,000
Convertible Notes		-	-	225,000
Loans Payable		(10,591)	4,098	(21,338)
Issuance of Stocks		80,980	-	-
Net Cash provided by Financing Activities	$	61,389	183,098	243,662
Cash at the beginning of period		39,096	13,339	59,449
Net Cash (decrease) increase for period	$	(16,494)	25,757	(46,110)
Cash at end of period	$	22,602	39,096	13,339
Supplemental Disclosures of Cash Flow Information:				
Cash paid during the year for:				
Interest		62,572	48,863	68,757
Income taxes		-	-	-

Supplemental Disclosures of Non-Cash Investing and Financing Activities

Convertible notes of $1,045,000 and approximately $170,000 of accrued interest converted into equity in October 2025.

See Accompanying Notes to these Unaudited Financial Statements

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Tequila Cabal, Inc. ("Inc" or the "Company") was incorporated in Delaware on October 8, 2025. Upon its incorporation, Tequila Cabal, Inc. became the sole owner of Tequila Cabal, LLC ("LLC" or the "subsidiary"), and the Company began consolidating the assets, liabilities, and operations of the LLC as of that date.

The Company operates as a wholesaler and importer of agave spirits, selling to a number of distributors across North America. The Company is headquartered in Los Angeles, California, and its primary customers are third-party distributors focused on the sale of spirit beverages.

The Company plans to conduct a crowdfunding campaign under Regulation CF in 2026 to raise additional operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Credit Policies and Concentrations

The Companies' standard credit terms are 30 days. Credit risk is assessed individually for each customer, taking into account historical payment experience, current financial condition, prevailing industry trends, and, when available, external credit ratings. Management continuously reviews the creditworthiness of major customers.

As of December 31, 2025 and December 31, 2024, accounts receivable from five customers, detailed in the accounts receivable section, each represented more than 10% of the total accounts receivable balance. The Companies regularly monitor concentrations of credit risk as part of its overall risk assessment. No accounts receivable have been pledged as collateral for any debts.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

_____

Basis of Consolidation

Tequila Cabal, LLC, a California limited liability company formed on August 15, 2018 is wholly owned by Tequila Cabal, Inc. ("the Company"). These financial statements present the stand-alone results and financial position of Tequila Cabal, LLC for the year ended December 31, 2024 and for the period from January 1, 2025 through October 7, 2025, and the consolidated results of Tequila Cabal, Inc. and Tequila Cabal, LLC for the period from October 8, 2025 (the Company's inception) through December 31, 2025.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $22,602 and $13,339 in cash as of December 31, 2025 and December 31, 2024, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

_____

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit to its customers on a 30-day basis. As of December 31, 2025 and December 31, 2024, the following five individual customers each accounted for more than 10% of outstanding receivables.

Customer	2025	2024
Manuel Brothers Fine Wine Transport	20%	-
RNDC - Colorado	17%	16%
Skurnik Wines & Spirits	26%	-
Summit Spirits & Wine	-	14%
Third Eye Distro	-	14%

The Company's accounts receivable is presented below:

Description	2025	2024
Trade Accounts Receivable	103,392	57,426
Less: Allowance for Doubtful Accounts	-	-
Totals	**103,392**	**57,426**

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. Management believes that the allowance for doubtful accounts is adequate to cover potential losses; accordingly, no allowance was recorded as of December 31, 2025 and December 31, 2024, as all receivables were considered fully collectible.

Inventory

Inventory consisted primarily of finished goods available for sale. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. The Company had an inventory of $221,700 and $378,512 as of December 31, 2025, and December 31, 2024, respectively.

Inventory Deposits

As of December 31, 2025, and December 31, 2024, the Company had paid deposits totaling $471,752 and $477,041 respectively, to suppliers for goods not yet received. These amounts are recorded as Deposits for Inventory under current assets. Upon receipt and transfer of ownership of the goods, the deposits will be reclassified to Inventory and subsequently expensed as part of Cost of Goods Sold when sold.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

_____

The Company generates revenues by selling its product (tequila and mezcal) and merchandise. The Company's payments are generally collected at the time of sale, and some customers within 30 days. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising and Marketing

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, professional fees, equipment rental, third-party commissions, travel, pre-opening costs and other miscellaneous expenses.

Income Taxes

The Company is subject to federal and applicable state income taxes. For the period ended December 31, 2025, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

Management has evaluated the Company's tax positions in accordance with ASC 740, *Income Taxes*, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2024, Ben Gordon (CFO and shareholder) loaned $15,000 to the Company, with an additional $100,000 advanced in 2025, of which $19,000 was subsequently converted to equity. Everardo Gonzalez Jr. (CEO) loaned $10,000 during 2024, and Dustin Alpert (shareholder) loaned $15,000 during 2024, providing short-term liquidity to the Company. The total short-term advances from related parties were $40,000 outstanding as of December 31, 2024, and $125,000 outstanding as of December 31, 2025. These advances are informal, non-interest-bearing, and payable on demand.

Ben Gordon was also paid approximately $5,000 as compensation in 2024 and none in 2025, while Everardo Gonzalez Jr. was paid approximately $53,000 and $48,000 in 2024 and 2025, respectively.

_____

In addition, Jason Krasno, a shareholder who does not hold any executive position, provided the Company with an unsecured revolving credit facility allowing draws of up to $100,000 at an interest rate of 5.5% per annum. Total draws under this facility were $105,000 during the year, with repayments of $20,000, resulting in an outstanding balance of $85,000 as of December 31, 2025.

The Company also informally leases a building owned by the CEO's father for storage of goods, with monthly payments of $1,400. This arrangement qualifies as a long-term lease under ASC 842 and is discussed further in Note 4.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved in, nor is it aware of, any pending or threatened litigation against it or any of its officers. Management believes the Company is in compliance with all relevant laws and regulations as of December 31, 2025 and December 31, 2024.

The Company occupies warehouse space under an arrangement that provides the right to use its current premises. Although no formal written lease exists, based on the expected period of use, the below-market rental rate, and other relevant economic factors critical to the Company's operations, management determined the arrangement qualifies as a long-term operating lease under ASC 842. Lease payments are settled through fixed monthly cash payments of $1,400. Because the rate implicit in the lease is not readily determinable, the Company estimated its incremental borrowing rate at 9.4%, based on its observable medium- to long-term borrowing costs adjusted to reflect a secured borrowing over a term consistent with the lease, which management believes approximates the rate the Company would incur on a similar secured borrowing over a comparable term.

The following table presents information about lease costs, cash flows and the maturity of lease liabilities for the year ended December 31, 2025:

	Year Ending
Lease expense	2025-12
Operating lease expense	16,800
Total	16,800
Other Information	
Operating cash flows from operating leases	16,800
Weighted-average remaining lease term in years for operating leases	5
Weighted-average discount rate for operating leases	9.4%
Maturity Analysis	Operating
2026-12	16,800
2027-12	16,800
2028-12	16,800
2029-12	16,800
2030-12	16,800
Thereafter	5,600
Total undiscounted cash flows	89,600
Less: present value discount	(19,345)
Total lease liabilities	70,255

_____

NOTE 5 – LIABILITIES AND DEBT

Loans to Related Parties - During 2024 and 2025, the Company entered into loans with related parties who are executives and/or shareholders of the Company, as described in Note 3.

Convertible Notes - The subsidiary entered into several convertible note agreements to fund operations. The notes bore interest at 6% per annum and were payable on demand at the option of the holders, with stated maturities in 2026 or earlier upon a change of control or a qualified financing event. The notes were convertible into shares of the Company's common stock at a price based on the lower of a $10 million valuation or an 80% discount to the price per share in a qualifying change of control or financing transaction. All outstanding convertible notes including accrued interest were converted into equity during 2025 in connection with the formation of the Company.

The following debt arrangements were originally entered into by Tequila Cabal, LLC (the "subsidiary"):

Loans - In June 2023, the subsidiary entered into a secured SBA loan agreement with Newtek Bank for an original loan amount of $350,000 with an annual variable interest rate of 10.75%. The loan is payable in 10 years up to June 2033.

Line of Credit - During April and September 2025, the subsidiary also entered into an unsecured QuickBooks line of credit with a maximum borrowing capacity of $34,000, bearing interest at 28.99% per annum with a 12-month term.

The following summarizes additional information on the Company's existing debts:

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2025				For the Year Ended December 2024			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	1,045,000	8%	2026	-	-	-	-	-	1,045,000	1,045,000	-
SBA Loan	350,000	10.75%	2033	27,091	269,997	297,088	-	57,531	263,244	320,775	2,864
Line of Credit	34,000	28.99%	2026	17,194	-	17,194	-	-	-	-	-
Loan from Related Party - J. Krasno	100,000	5.5%	2026	85,000	-	85,000	-	-	-	-	-
Loan from Other Related Parties	125,000	0%	-	125,000	-	125,000	-	40,000	-	40,000	-
Total				254,285	269,997	524,282	-	97,531	1,308,244	1,405,775	2,864

5 Year Debt Maturities

	Grand Total
2026	254,285
2027	30,151
2028	33,557
2029	37,347
2030	41,566
2031 and Beyond	127,376
Totals	524,282

NOTE 6 – EQUITY

Prior to the incorporation of the Company, the business operated through Tequila Cabal, LLC (the "subsidiary"), which was structured as a limited liability company. As an LLC, the financial responsibility of its members for the

_____

subsidiary's obligations was limited to the capital each member had contributed. The subsidiary had three members with ownership interests of 45%, 25%, and 30%, respectively. Upon the incorporation of Tequila Cabal, Inc. (the "Company"), all of the subsidiary's membership interests were contributed to the Company, and the subsidiary became a wholly owned subsidiary of Tequila Cabal, Inc.

The Company is authorized to issue 13,300,000 shares of common stock, par value $0.0001 per share. As of December 31, 2025, 10,810,000 shares of common stock were issued and outstanding.

Voting. Holders of common stock are entitled to one vote per share.

Dividends. Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 1, 2026, the date these financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through that date and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.